Mail Stop 4561

	July 5, 2006

VA Partners, LLC
c/o Allison Bennington
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

	Re:	Acxiom Corporation
      	Additional Soliciting Material filed on Schedule 14A
	Filed June 23, 2006 by VA Partners, LLC
		File No. 0-13163

Dear Ms. Bennington:

We have reviewed the above referenced filing and have the following comments.

1. We note that you desire to address the board and all shareholders in a public forum so that Acxiom cannot "continue to misrepresent" your communications, actions, and record of success. We remind you that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the additional definitive material, or provided to the staff on a supplemental basis. Accordingly, supplementally provide specific support of where and how
Acxiom has misrepresented the aforesaid and clarify your reference to your "record of success" or otherwise revise your disclosure. In addition, your disclosure implies that the board could be engaging in actions that might be deemed a breach of fiduciary duty. Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. In this regard, it does not appear that your disclosure following the fourth bullet point on page 3 provides sufficient factual support for your statement. Refer to Rule 14a-9 under the Exchange Act.

2. We note your statement that you believe the board would be better served if it contained individuals "whose equity stakes" outweighed
"their interest in fees, consulting arrangements, and other perks that they receive as members of the board." We remind you that each statement or assertion of opinion or belief made in your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident or is disclosed in the additional material. Also, absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of Acxiom and its board. See Note (b) to Rule 14a-9. Please provide support your assertions or otherwise revise.
3. Please see the immediately preceding comment. We note your statement that the "company`s chronic overstatement of its free cash flows continues as you ignore sizeable equipment and software purchases made via leases or installment arrangements." This disclosure implies that Acxiom condones the use of improper accounting policies. Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. In this regard, it does not appear that your disclosure following the fourth bullet point on page 3 provides sufficient factual support for your statement. Refer to Rule 14a-9 under the Exchange Act.

4. Please provide a basis for your statement that Acxiom board members do not share the "perspective" of a shareholder and that, if
they did, they might be able to "understand" that Acxiom`s
"promise
to drive shareholder value rings hollow . . . ."

5. Please provide specific factual support for your statement regarding "paltry internal growth" of the Acxiom`s core services and data business or revise your filings to clarify.

6. We note the statement indicating that you "want the board to focus
on the profitability and free cash flow gap that exists between Acxiom and its peers" and that you also "want the board to focus on closing this gap, rather than on short-term earning performance against the consensus expectations that you have fed to analysts." First, elaborate on and support the "consensus expectations" that Acxiom has "fed" to analysts and provide specific support for each
"expectation" that has been provided.   Second, to the extent that
ValueAct Capital believes its nominees will be "able to intensify the board`s focus on issues that drive value," your future filings should provide specific examples of how your nominees will attempt to effect change regarding "issues that drive value." Also, your future filings should clearly disclose that no assurance can be given that the election of your nominees will result in any increase in value of the company.

7. We note your statement that you want to see a board that is focused on the results of the business and a board that "understands the necessary distinction between personal and business activities."
Please provide specific factual support for the implication that the board fails to understand the "distinction between personal and business activities" or revise your disclosure.

8. We note your statements that you have learned that Acxiom "has been inviting investors to fly to Little Rock at the company`s expense . . . in order to solicit their votes for the management proxy slate" and that Acxiom is misusing shareholder and company resources. Please advise us of the basis for your belief that Acxiom is inviting shareholders to Little Rock in order to curry favor with them regarding the upcoming proxy vote. As for your allegation regarding corporate misuse of funds, we again advise you to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Also, all future assertions should be adequately supported and should accurately portray the factual support you provide. Please confirm your understanding. Refer to Rule 14a-9 under the Exchange Act.

*    *    *    *

      As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jay Ingram at (202) 551-3397, Jeffrey Werbitt at (202) 551-3456, or Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 with any questions. If you need additional assistance, please contact me at (202) 551-3730.


	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Christopher Karras, Esq.
	Facsimile: (215) 655-2412

Allison Bennington
VA Partners, LLC
July 5, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE